UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rockwell Automation 1165(e) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rockwell Automation, Inc.,
1201 South 2nd Street,
Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION 1165(e) PLAN

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2010	16

SIGNATURES	17

EXHIBIT:

Consent of Independent Registered Public Accounting Firm	18

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation 1165(e) Plan
   and Participants therein:
We have audited the accompanying statements of net assets available for benefits of Rockwell Automation 1165(e) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.
Milwaukee, Wisconsin
June 22, 2011

ROCKWELL AUTOMATION 1165(e) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
INVESTMENTS:
Investments in Master Trust (Note 3)	$2,433,563	$—
Equity investments:
Common stock	—	125,612
Mutual funds	—	216,953

Total equity investments	—	342,565

Fixed income investments:
Aberdeen Core Plus Fixed Income Fund	—	1,947

Total fixed income investments	—	1,947

Investment in common collective trusts:
Stable Value Fund	—	5,003
Fidelity U.S. Equity Index Commingled Pool	—	420

Total investments at fair value	2,433,563	349,935

RECEIVABLES:
Notes receivable from participants	52,428	—
Contributions:
Employer	2,601	2,209
Employee	5,554	4,964

Total Contributions	8,155	7,173
Pending trades	—	95

Total receivables	60,583	7,268

Total assets	2,494,146	357,203

LIABILITIES
Accrued fees	—	2,527
Pending trades	—	168

Total liabilities	—	2,695

NET ASSETS WITH ALL INVESTMENTS AT FAIR VALUE	2,494,146	354,508

Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	—	(62)
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(14,657)	—

NET ASSETS AVAILABLE FOR BENEFITS	$2,479,489	$354,446

See notes to financial statements.

ROCKWELL AUTOMATION 1165(e) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$354,446	$—

ADDITIONS:
Income:
Investments:
Interest in income of Master Trust	345,250	—

Other interest	—	63

Dividends	—	6,632

Net appreciation in fair value of investments:
Common stocks	—	48,062
Mutual funds	—	35,417
Fixed income investments	—	163
Common collective trusts:
Fidelity U.S. Equity Index Commingled Pool	—	134

Net appreciation	—	83,776

Total investment income	345,250	90,471

Interest on notes receivable from participants	793	—

Total income	346,043	90,471

Contributions:
Employer	67,122	80,435
Employee	176,447	194,431

Total contributions	243,569	274,866

Total additions	589,612	365,337

DEDUCTIONS:
Payments to participants or beneficiaries	24,641	4,812
Administrative expenses	29,809	6,079

Total deductions	54,450	10,891

NET INCREASE BEFORE TRANSFERS	535,162	354,446

NET ASSETS TRANSFERRED IN CONNECTION WITH PLAN MERGER	733,375	—

NET TRANSFERS BETWEEN AFFILIATED PLANS	856,506	—

NET INCREASE	2,125,043	354,446

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,479,489	$354,446

See notes to financial statements.

ROCKWELL AUTOMATION 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
1.	DESCRIPTION OF THE PLAN
The following brief description of the Rockwell Automation 1165(e) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.
a.
General — The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”), which was established effective January 1, 2009. The Plan covers all employees in Puerto Rico who elect to participate in the Plan. The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Banco Popular de Puerto Rico (the “Trustee”) is the trustee of the Plan. Fidelity Management Trust Company (“Fidelity”) has custody of the Plan’s assets and manages the assets along with several other investment managers. Fidelity is the trustee of the Rockwell Automation Defined Contribution Master Trust (the “Master Trust”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of twelve lifestyle mutual funds and nine core investment options. In addition, the Rockwell Automation Stock Fund was available in 2010 and 2009 and is specific to the Plan.

b.
Participation — The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after Puerto Rico taxation of a participant’s base compensation.

Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participants. All Rockwell Automation contributions are made to the Rockwell Automation Stock Fund. Participants may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds.
c.
Investment Elections — Participants may contribute to any or all of the funds that are available for contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the Fidelity Freedom K Funds, based on the participant’s projected retirement date.

d.
Unit Values — Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.
Vesting — Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions and earnings are vested after the participant has completed three years of vesting service.

f.
Notes Receivable From Participants — A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% as of the last day of the month before the loan is requested. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the plan.

g.
Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $6,848 and $1,874, respectively. During the year ended December 31, 2010, Rockwell Automation’s contributions were reduced by $5,113 from forfeited nonvested accounts. During the year ended December 31, 2009, Rockwell Automation’s contributions were not reduced by the forfeited nonvested accounts.

h.
Plan Termination — Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.
Withdrawals and Distributions — Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses — Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.
Valuation of Investments — The Plan’s investments are stated at fair value. Effective January 1, 2010, the Plan’s investments were transferred to the Master Trust. The Plan has an interest in the assets of the Master Trust. The net assets of the Master Trust are stated at fair value. Benefit-responsive investment contracts held in the Master Trust are then adjusted and stated at contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust (the “Stable Value Fund”) held by the Master Trust. Prior to January 1, 2010, the net assets of the Stable Value Fund were held directly by the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date.
b.
Notes Receivable From Participants — In September 2010, the Financial Accounting Standards Board (“FASB”) released Accounting Standards Update (“ASU”) 2010.25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU clarifies how loans to participants should be classified and measured by defined contribution benefit plans. Participant loans were previously classified as investments at fair value. The ASU requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

c.
Fair Value Measurements — Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 — Valuation based on quoted prices in active markets for identical assets or liabilities that the Master Trust has the ability to access. Since the valuation is based on quoted prices that are readily and regularly available in the active market, valuation of these investments does not entail a significant degree of judgment.
Level 2 — Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Valuation methodology for these assets include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Valuation based on inputs that are unobservable and significant to the overall fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
d.
Use of Estimates — Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

e.	Payment of Benefits — Benefits are recorded when paid.
f.
Risks and Uncertainties — The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

g.
Subsequent Events — Management has evaluated the impact of all subsequent events through June 22, 2011, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	MASTER TRUST
Effective January 1, 2010, with the exception of the participant loan fund, all of the Plan’s investment assets became a part of the Master Trust account at Fidelity.
Effective January 1, 2010, the Plan’s investments were transferred to the Master Trust. At December 31, 2010, the Plan’s investment assets were held in the Master Trust account at Fidelity. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Fidelity maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.
The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.
The net assets of the Master Trust at December 31, 2010 are summarized as follows:

2010
Cash	$192,228
Money market fund	10,439,504
Common stocks	717,492,067
Mutual funds	851,405,336
Brokeragelink accounts	26,389,927
Corporate debt investments	14,832,924
Asset and mortgage backed securities	25,159,382
U.S. government securities	3,094,743
Other fixed income investments	3,122,209
Investments in common collective trusts:
Fidelity U.S. Equity Index Commingled Pool	92,824,020
Mellon Rockwell EB Daily Fund	31,111,912
Stable Value Fund –guaranteed investment contracts	532,448,255

Total investments at fair value	2,308,512,507
Accrued income	121
Accrued fees	(394,349)
Pending trades (net)	(496,022)

Net assets at fair value	2,307,622,257
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,926,893)

Net assets	$2,292,695,364

The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies during the year ended December 31, 2010.
Money market fund — Valued at cost, which approximates the fair value of the net asset value of shares held at year end.
Common stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds — Valued at the net asset value of shares held at year end.
Brokeragelink accounts — Valued at the most recent closing price reported on the market on which the individual securities are traded.
Corporate debt investments — Valued at the most recent closing price reported on the market on which the individual securities are traded.
Asset and mortgage backed securities and other fixed income investments — Valued at the most recent closing price reported on the market on which individual securities are traded.
U.S. government securities — Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust; Stable Value Fund — Valued at fair value, based on information provided by Fidelity, by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.
Common collective trusts; Other — Valued at the net asset value of shares held at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments as of December 31, 2010:
Investments at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Cash	$192,228	$—	$—	$192,228
Money market fund	—	10,439,504	—	10,439,504
Common stocks	717,492,067	—	—	717,492,067
Mutual funds	851,405,336	—	—	851,405,336
Brokeragelink accounts	—	26,389,927	—	26,389,927
Corporate debt	—	14,832,924	—	14,832,924
Asset and mortgage backed securities	—	25,159,382	—	25,159,382
U.S. government securities	3,094,743	—	—	3,094,743
Other fixed income investments	—	3,122,209	—	3,122,209
Common collective trusts	—	123,935,932	532,448,255	656,384,187

Total Master Trust Investments	$1,572,184,374	$203,879,878	$532,448,255	$2,308,512,507

The table below sets forth a summary of changes in fair market value of the Master Trust’s level 3 investments for the year ended December 31, 2010:

Common
collective trust –
Stable Value Fund
December 31,
2010

Balance, beginning of year	$531,083,774
Change in adjustment to fair value from contract value	8,385,658
Purchases, sales, issuances, and settlements, net	(7,021,177)

Balance, end of year	$532,448,255

The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and are designed to allow the Stable Value Fund to maintain a constant net asset value (“NAV”) and to protect the funds in extreme circumstances. The contracts accrue interest using a formula called the “crediting rate.” The contracts use the crediting rate formula to convert fair value changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value of the covered assets over time. Using the crediting rate formula, an estimated future fair value is calculated by compounding the fund’s current fair value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future fair value with the fund’s current contract value. Crediting rates are reset quarterly. The contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting interest rate for the Stable Value Fund was 2.38% at December 31, 2010. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the year ended December 31, 2010 was 2.45%.
The fair value of the Stable Value Fund equals the fair value of the underlying assets in the related common collective trust fund reported to the Plan by Fidelity. In determining the net assets available for benefits, the Stable Value Fund is recorded at contract value. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
An issuer may terminate a contract at any time. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the fair value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.
The Plan’s interest in the Stable Value Fund was less than 1% at December 31, 2010.

The net investment income of the Master Trust for the year ended December 31, 2010 is summarized as follows:

2010

Interest	$12,711,688
Dividends	24,167,763
Net appreciation in fair value of investments:
Common stocks	173,587,324
Mutual funds	88,692,897
Debt investments	4,377,811
Investment in common collective trust –
Fidelity U.S. Equity Index Commingled Pool	12,208,149
Mellon Rockwell EB Daily Fund	5,414,708
Brokeragelink accounts	2,877,593

Net investment income	$324,037,933

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was less than 1% at December 31, 2010. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 2010.
The Master Trust’s investments that exceeded 5% of net assets as of December 31, 2010 are as follows:

Description of Investment	2010

Stable Value Fund	$532,448,255
Rockwell Automation, Inc. common stock	334,856,657
Fidelity International Discovery Fund	115,502,146
Fidelity Freedom K 2020 Fund	132,816,947
4.	OTHER INVESTMENTS
Prior to January 1, 2010, the Plan’s investment assets were held in a separate account at Fidelity.
During the year ended December 31, 2009, the Plan offered a Stable Value Fund option, which invested primarily in GICs and money market investments. The GICs were benefit-responsive and were designed to allow the Stable Value Fund to maintain a constant NAV and to protect the funds in extreme circumstances. The contracts accrued interest using a formula called the “crediting rate.” The contracts used the crediting rate formula to convert fair value changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value of the covered assets over time. Using the crediting rate formula, an estimated future fair value was calculated by compounding the fund’s current fair value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate was the discount rate that equated that estimated future fair value with the fund’s current contract value. Crediting rates were reset quarterly. The contracts provided a guarantee that the crediting rate would not fall below 0%. The crediting interest rate for the Stable Value Fund was 2.48% at December 31, 2009. The crediting interest rates on the underlying investments were reviewed on a quarterly basis for resetting. The average yield for the year ended December 31, 2009 was 2.99%.

The fair value of the Stable Value Fund equaled the fair value of the underlying assets in the related common collective trust fund reported to the Plan by Fidelity. In determining the net assets available for benefits, the Stable Value Fund was recorded at contract value. An investment contract was generally valued at contract value, rather than fair value, to the extent it was fully benefit-responsive. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Certain events limited the ability of the Plan to transact at contract value with the issuer. Such events included the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.
An issuer could terminate a contract at any time. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, Fidelity could elect to keep the wrap contract in place until such time as the fair value of the fund’s covered assets was equal to their contract value. A wrap issuer could also terminate a wrap contract if Fidelity’s investment management authority over the fund was limited or terminated as well as if all of the terms of the wrap contract failed to be met. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not have been required to make a payment to the fund.
The following is a description of the valuation methodologies used for the Plan’s investments measured at fair value as of December 31, 2009. There were no changes in the methodologies used during the year ended December 31, 2009.
Common stocks — Valued at the closing price reported on the active market on which the individual securities were traded.
Fixed income investments — Valued at the most recent closing price reported on the market on which the individual securities were traded.
Mutual funds — Valued at the net asset value of shares held at year end.
Common collective trust; Stable Value Fund — Valued at fair value, based on information provided by the trustee, by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.
Common collective trusts; Other — Valued at the net asset value of shares held at year end.
The methods described above could have produced a fair value calculation that may not have been indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2009:
Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Common stock	$125,612	—	—	$125,612
Mutual funds	216,953	—	—	216,953
Fixed income investments	—	1,947	—	1,947
Common collective trusts	—	420	5,003	5,423

Total Plan Investments	$342,565	$2,367	$5,003	$349,935

The table below sets forth a summary of changes in fair market value of the Plan’s level 3 investments for the year ended December 31, 2009:

Common collective trust -
Stable Value Fund

Balance, beginning of year	$—
Change in adjustment to fair value from contract value	62
Purchases, sales, issuances, and settlements, net	4,941

Balance, end of year	$5,003

The Plan’s investments that exceeded 5% of net assets as of December 31, 2009 are as follows:

Description of Investment	2009

Rockwell Automation, Inc. common stock	$125,612
Fidelity Freedom 2030 Fund	26,475
Fidelity Freedom 2035 Fund	67,718
Fidelity Freedom 2040 Fund	70,353
Fidelity Freedom 2045 Fund	24,293
5.	NON-PARTICIPANT DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
Net Assets, Beginning of Year	$119,256	$—

Changes in net assets:
Contributions	71,329	78,226
Dividends	4,424	1,642
Net appreciation	114,909	44,524
Benefits paid to participants	(6,743)	(2,297)
Administrative expenses	(6,294)	(1,197)
Transfers	93,573	(1,642)

Total changes in net assets	271,198	119,256

Net Assets, End of Year	$390,454 *	$119,256

*	These net assets are included in the Master Trust.

6.	TAX STATUS
The Commonwealth of Puerto Rico Treasury Department has determined and informed Rockwell Automation by letter dated February 11, 2010, that the Plan and related trust are designed in accordance with section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the “PR Code”). The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the PR Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the Commonwealth of Puerto Rico Treasury Department. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is subject to income tax examinations for the years ended December 31, 2010 and 2009.
7.	RELATED-PARTY TRANSACTIONS
Certain Master Trust investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund. Banco Popular de Puerto Rico is the trustee and trustee fees have been paid from participant accounts.
At December 31, 2010, the Master Trust held 4,669,595 shares of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $68,144,899 and a fair value of $334,856,657.
During 2010, dividends on Rockwell Automation common stock, held in the Master Trust, paid and/or credited to eligible plan participants’ accounts totaled $6,193,369.
At December 31, 2009, the Trust held 2,674 shares of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $81,501 and a fair value of $125,612.
During 2009, dividends on Rockwell Automation common stock paid to eligible plan participants totaled $1,676.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(1) of the 2010 Form 5500 Schedule H, Part I is presented below.

	2010	2009

Net assets available for benefits reported in the financial statements	$2,479,489	$354,446
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	—	62
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	14,657	—

Net assets reported on Form 5500	$2,494,146	$354,508

Reconciliation of total additions to plan assets reported in the financial statements to the total income reported on line 2(d) of the 2010 Form 5500 Schedule I, Part I is presented below.

2010

Total additions reported in the financial statements	$1,322,987
Change in adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	14,595

Total income as reported on Form 5500	$1,337,582

9.	PLAN MERGER
Effective August 31, 2010, the Caribbean Integration Engineers, Inc. 1165(e) Plan was merged with and into the Plan. This resulted in a transfer of net assets in the amount of $733,375 to the Plan.
* * * * *

ROCKWELL AUTOMATION 1165(e) PLAN
FORM 5500, SCHEDULE H, PART II, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2010
EIN 25-1797617
PLAN NUMBER 011

Column A	Column B	Column C	Column D	Column E
		Description of Investment
	Identity of Issuer,	Including Collateral, Rate
	Borrower, Lessor	of Interest, Maturity Date,		Fair
	or Similar Party	Par or Maturity Value	Cost	Value

*	Fidelity Management. Trust Company	Rockwell Automation, Inc. Defined Contribution Master Trust	$1,912,269	$2,433,563

*	Various participants	Notes Receivable From Participants; rates of 4.25%, due 2011 to 2017	—	52,428

	Total assets (held at end of year)		$1,912,269	$2,485,991

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION 1165(e) PLAN

By	/s/ Teresa E. Carpenter Teresa E. Carpenter
Plan Administrator
Date: June 22, 2011

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement No. 333-157203 of Rockwell Automation, Inc. on Form S-8 of our report dated June 22, 2011, appearing in this Annual Report on Form 11-K of Rockwell Automation 1165(e) Plan for the year ended December 31, 2010.
Milwaukee, Wisconsin
June 22, 2011